Exhibit 99.4

International Conference Call

JBS S/A (JBSS3)

4Q23 Earnings Results Call Transcription

March 27th, 2024

Operator: Good morning, and welcome to JBS S/A and JBS USA fourth quarter and full year 2023 results conference call.

At this time, all participants are in a listen-only mode. Later, we will conduct a question-and-answer session and instructions will be given at that time. As a reminder, this conference is being recorded and the link to download the presentation is available on the IR website and in the chat.

Any statements eventually made during this conference call in connection with the company business outlook, projections, operating and financial targets, and potential growth should be understood as merely forecast based on the company’s management expectation in relation to the future of JBS. Such expectation are highly dependent on market conditions, on Brazil overall economic performance, and on industry and international market behavior, and therefore are subject to change.

Are present with us today, Gilberto Tomazoni, Global CEO of JBS, Guilherme Cavalcanti, Global CFO of JBS, Wesley Batista Filho, CEO of JBS USA, and Christiane Assis, Investment Relations Director.

Now, I will turn the conference over to Gilberto Tomazoni, Global CEO of JBS. Mr. Tomazoni, you may begin your presentation.

Gilberto Tomazoni: Good morning, everyone. Thank you for participating in our earning calls.

Year after year, we have emphasized the importance of our global platform. In periods of challenge condition, like those we faced in 2023, this platform has proven its strength. It has allowed us to continuously generate cash and distribute dividends.

Despite the persistent negative effects of the capital cycle in US, the operation management measure adopted last year and improvements in the medium-term outlook enabled us to enter 2024 on the path of margin recovery. It’s important to emphasize that our focus on operational excellence was the key to correcting the course of two of our business that underperformed in 2023, US Beef and Seara.

We identified issues and took action to adopt measurement based on our culture with a focus on people and discipline in execution. The results of these measures are already being felt. At Seara, the outlook of 2024 is positive with the possibility of margin exceeding double digits already present in the first quarter of the year. A traditionally challenged period of the sector.

As supply and demand rebalanced bringing resilience and as grain price normalized, Seara is well-positioned to reap the reward of operational improvement implement in recent months and investment in expansion made in recent years.

I take this opportunity to reiterate that our multi-protein and our multi-geography strategy puts us in an unmatched position in the global industry. This strength allowed us to capitalize on the cattle cycle upswing in Brazil and Australia, while our American operation faced margin decline due to current market conditions.

In Australia, the improvement outlook is reflected in significant increase in margin in the fourth quarter in 2023, compared to the same period last year. In Brazil, where the situation is similar, significant growth in the cattle processed volume increased value-added product sales, the authorization of new plans to supply the Chinese market, as well as improving the profitability of export offered a promising prospect for the beef business in the short and long-term.

The chicken and pork business faced persistent pressure on production costs throughout 2022, but already benefit for the normalization of grain prices. This is evident in the Pilgrim’s and US Pork results. The recovery margin of this business also reflects a better rebalance of supply and demand.

Pilgrim’s margins saw a strong growth, rising by 1.5 in the fourth quarter of 2022 to 6.8 in the fourth quarter of 2023. Similar, US Pork result jumped from 4.8% to 9% in the same period. Through our global platform, we operate successfully in all relevant proteins. With results exceeding expectation, our growth in aquaculture reaffirms our belief that we will replicate what we have done previously with chicken, pork and value-added products.

Likewise, we continue to invest in research and development of alternative proteins such as plant-based and cultivated protein. In 2024, we will complete a cultivated protein facility in San Sebastian, in Spain. We are also building in JBS Biotech Innovation Center in Brazil, which is a research, development, innovation biotechnology center. We are a food company. And our focus is to meet consumer demand for all protein options.

We also want to highlight that 2023, we once again demonstrate our financial strength. The mightiness of our health cash generation allowed us to distribute US$ 448 million in dividend for the year, create value for our shareholders. We reduced our gross debt by US$ 1.6 million from the third quarter to the fourth quarter, which we plan to continue in 2024.

As a result of our financial discipline, we began the company deleverage process at the end of 2023. The leverage ratio decreased from 4.87 times in the third quarter to 4.42 times in the fourth quarter.

We remain confident in our long-term strategy. We will continue to reinforce our diversified platform by geography and by protein style, investing in strong brands, value-added products, and strategic partnership with our customers. This set of actions is crucial for creating better margins and reducing volatility.

Investments we made in 2023 are significant milestones that support this direction. In Brazil, we opened two new factories in the state of Paraná that will allow Seara to advance in an expansion strategy in value-added products. Similarly, we commenced operations at the new Principe Italian Meat Facility in Columbia, Missouri and invested in our Kingsley Pork Unit in UK to make it a center of excellence in cold cuts.

JBS has demonstrated resilience and strength over its 70 years. The company’s diversified platform, commitment to excellence, innovation, and sustainability focus on people and culture, and the dual listing in Brazil and United States put the company in a unique position to embark in a new cycle of acceleration growth and shareholder returns.

We remain focused on the dual listing process. Today, we took another step to our goal by filing an update to registration request to SEC. This includes our figures up to December 31st.

Thank you all for the participation in this earnings call and now I hand over to Guilherme, who will detail our financial. Guilherme, please.

Guilherme Cavalcanti: Thank you, Tomazoni. Now let’s move on to the operational and financial highlights of the year and the fourth quarter of 2023.

Starting on slide 16, please, I would like to start by highlighting some important events that took place over the past year, and I would like to take the opportunity to update you on some of those process. The first point to be highlighted is the registration of 11 senior notes with the SEC in August. This step was fundamental for both the company and investors as it brought a series of significant benefits.

Among them, we can mention the expansion on investor base, the increase in the liquidity of the notes and the obligation to adapt to rules and regulations such as SOX, FCPA and PCAOB, in addition to the publication of new reports, such as 20-F, which we have just published for the first time.

We also just announced that we registered new senior notes issued in September 2033 in the amount of US$ 2.5 billion. We will also take the opportunity to reopen the exchange period for the 11 senior notes which have already been registered. However, some investors did not exchange their notes at the time and therefore we are offering a new opportunity at the request of these investors.

Given the announcement of the registration of the senior notes, we have made public our intention to have our shares listed in the US and Brazil, as mentioned by Tomazoni. Taking advantage of the end of the fiscal year, we just filed a new F4 form, which is now available for public consultation, allowing all interested parties to follow the progress of the process.

In relation to the new issuance on September 2023, we issued US$ 2.5 billion of senior notes at JBS USA. In October, JBS S/A issued agribusiness receivable certificates in the amount of R$ 1.7 billion. Additionally, through our subsidiary, Pilgrim’s Pride, we carried out two issuance, totally US$ 1.5 billion dollars.

With the resources obtained, we significantly reduced our short-term and medium-term debt, practically eliminating the need for debt payments until 2027, as I will detail later.

Now, let’s move on to slide 17, where we have the operational and financial highlights of the quarter. Net revenues in the fourth quarter of 2023 was US$ 19.4 billion. Adjusted EBITDA totaled US$ 1 billion and represents a margin of 5.3% for the quarter. Net profit was US$ 16.7 million in the quarter.

On slide 18 we have the highlights of the year. Net revenues in 2023 of US$ 73 billion, adjusted EBITDA of US$ 3.5 billion and representing a margin of 4.7% for the year. Net loss was US$ 200 million in the year.

Please, now moving to the slide 19, before commenting on free cash flow generation, it’s important to highlight that as of the fourth quarter of 2023, we began to increase leasing expenses in the calculation of free cash flow, aiming to more accurately represent the company’s cash generation and be greater in line with the variation in the net debt. Therefore, this adjustment was considered for both current period and for the period that serves as a base for comparison.

Operating cash flow in the quarter was US$ 1.7 billion. Free cash flow for the quarter was US$ 875 million. The free cash flow generation was positively impacted by improving operating results at Pilgrim’s, JBS Brazil and Australia, release of working capital mainly in inventories and suppliers which combined totaled a positive variation of US$ 570 million, and the reduction in CAPEX expenditures by US$ 253 million against the fourth quarter last year of 2022.

Moving on the next slide, at the beginning of last year during the first quarter results release call, we had commented on what we would do to compensate for the cash burn of US$ 1.3 billion in the first quarter of 2023, remembering that seasonally the first quarter consumes cash. Throughout the year we provided updates to the market to the previously discussed value, totaling US$ 1.4 billion, considering the necessary revisions. And now, as the year ends, even in the face of a difficult and volatile year, we not only reversed the first quarter results, but also generated US$ 448 million in free cash flow in 2023.

The main developments were positive working capital in the amount of US$ 380 million considering inventory, accounts receivables, and suppliers, reduction in capital expenditures of US$ 670 million, and tax refunds in the US and monetization of tax credits in Brazil, which totaled US$ 360 million.

For 2024, without providing guidance, we expect our cash generation to follow a similar seasonality as the previous year. This means that it is likely that we will have cash burn in the first quarter, but we expect that it will be around half of the value reported in the same period last year, taking into account the evolution of Seara’s results and the maintenance of attractive margins in Australia, US Pork, and Pilgrim’s.

For the update exercise of the EBITDA necessary for free cash flow breakeven, we consider net financial expenses for 2024 similar to 2023 at US$ 1.1 billion. Leasing expenses which we are estimating US$ 500 million versus US$ 430 million in 2033, reflecting the increase in installed capacity. In the same way as rental expenses, the increase in our production capacity also increases the consumption of biological assets. Therefore, disregarding possible variations linked to grain prices, we are estimating a biological asset consumption of approximately US$ 650 million.

Capital expenditures in 2003 totaled US$ 1.5 billion, which approximately US$ 500 million was expansion CAPEX. For 2024, a total cash CAPEX of US$ 1.3 billion was approved, of which US$ 50 million was for carryover from the previous year, and US$ 250 million for expansion in continuity of the plans inaugurated last year.

Thus, disregarding capital variations outside the company’s control and without considering this as a guidance, the EBITDA that corresponds to the free cash flow breakeven point is estimated at US$ 3.5 billion. It is worth noting that differences above this amount will be subject to the application of the effective tax rate that is in average globally in 25%.

Moving to the slide 21, we have the evolution of our debt profile. In the fourth quarter we used the cash to reduce gross debt in US$ 1.6 billion. Until February 2024, we already used US$ 566 million of our cash position to reduce gross debt, and we intend to continue this movement in the second part.

Net debt for 2033 ended at US$ 15.3 billion, stable in relation to the previous years as the company’s free cash flow was sufficient to cover the payment of dividends that totaled US$ 448 million. Leverage in dollars reduced to 4.42 and in reais to 4.3 times in the quarterly comparison, confirming that the deleveraging path that we had indicated in previous calls.

Using market consensus, leverage will follow the downward trajectory that began in the fourth quarter 2023. Therefore, according to market consensus for 2024, margins that is reflected on the Bloomberg consensus is 6.5%, 7% for 2025, and 7.8% for 2026. Therefore, using these numbers as a reference, we would reach the end of 2024 with a leverage rate below 3.25 reaching the end of 2025 below 3 times and the end of 2026 below 2.5 times.

Now I will briefly go through the business units. Starting with Seara on slide 22, net revenue for the quarter fell 5% in the fourth quarter 2023 and 4% for the year. 2023 was very challenging with margins below the ideal levels due to several external and internal challenges, such as the global excess of poultry and high production costs and challenges in the upstream part of the business as well as a lower dilution of fixed costs due to our plans inaugurated in 2023, which are still in the ramp-up process.

However, by maintaining focus on the fundamentals of the business, we managed to end the year on a positive trend, leaving us very optimistic for 2024.

Moving now to slide 23, JBS Brazil recorded net revenue 4% higher than the fourth quarter of 2022, reflecting higher volume sold, but 6% lower than 2022 due to the decline in prices in the domestic and international markets. 2023 was marked by high volatility in the markets, mainly due to self-embargo of beef exports to China, the main destination for Brazilian industry, and the favorable livestock cycle, which increased the availability of animals for slaughter and reduced the price of live cattle in Brazil.

In this scenario, we strengthened international relationships, gained new plant certifications, further improving the level of service for key partners, and brought out brands closer to the consumers. For the fourth time, the Friboi brand was top of mind. As a result of everything above, both for the quarter and for the year, we improved the profitability.

Moving now to slide 24 and speaking from now on in dollars and in US GAAP, JBSB North America net revenue grew 15% year over year in the quarter and 6% year over year in 2023. Despite the increase in revenue resulting from higher prices in the period, profitability was impacted by growth in the price of live cattle at a faster pace than the increase in sales price, reflecting the increasing cost resulting from cattle cycle in the US.

Additionally, the company uses future contract as a short-term protection measure. However, in the fourth quarter, the business unit ended up being adversely affected as the price of live cattle fluctuated in an atypical way. In September 2022, it was approximately US$ 1.87 per pound. On December 7, it fell to 1.62 and quickly returned to 1.88 in the beginning of the year. Therefore, the negative impact of the fourth quarter has already been partially offset by gains in the first quarter.

In the quarter, revenue growth was the result of higher volume sold reflecting the greater availability of cattle in the market. However, during the year, the increase in volume sold did not fully compensate for the reduction in prices in both domestic and international markets. Despite these both periods, there was an improvement in profitability mainly due to the reduction in the price of cattle acquisition, result from greater availability of animals due to the more favorable cycle in the country and efficient gains in several areas in the sub-segments of these business units.

Turning now to the US Pork, net revenue for the quarter was 4% higher compared to the fourth quarter of 2022, but a reduction of 5% in 2023 against 2022. At the beginning of 2023, we faced challenges in price and profitability due to excess supply of hogs in the domestic market. However, throughout the year we observed a normalization in production accompanied by a reduction in grain costs as well as average price of live hogs.

Furthermore, through continuous efforts to improve results such as expanding the value-added portfolio and improving commercial and operational execution, the EBITDA margin returned normalized levels in the second half of the year.

Pilgrim’s Pride, as highlighted on slide 27, recorded an increase in net revenue of 10% in the fourth quarter of 2003 compared to fourth quarter 2022 and remained stable in 2023 in the annual comparison. Like other business units mentioned previously, 2023 was marked by high volatility in the commodities market. At the beginning of the year, poultry prices began at historical low levels due to the oversupply in the industry, especially in the heavy bird segments, known as big bird in the US.

However, through a better balance between supply and demand, prices gradually stabilized, although cost inflation remained high. Despite the challenges faced, the company remained focused on executing its strategy and managed to improve its results throughout the year in all regions.

As you could see, and as we had indicated, the improvement in profitability occurred in all business units throughout 2023, with the exception of Beef North America. Similarly, the path remains positive for 2024 with emphasis on JBS Australia, Seara, PPC, and USA Pork.

I would like to open now for our question-and-answer session.

Question and Answer Session

Operator: Ladies and gentlemen, we will now begin the question-and-answer session. If you have a question, please click on the “raise hand” button. If you would like to remove yourself from the queue, please click on the “lower hand” button.

And our first question comes from Ben Theurer, with Barclays. Please go ahead.

Ben Theurer: All right. Good morning, everyone, and thanks for taking questions. Just following up on what you’ve already discussed during the call a while ago on the translated one. So my first question, Seara, can you elaborate a little bit more as to what’s different in 1Q versus 4Q as you’ve talked about the double-digit margin potential just given that the fourth quarter is obviously flat on a year-over-year basis so that we better understand what are the drivers that basically help you boost that margin as you’ve talked about into the double digits? That would be my first question.

I have one quick one more.

Gilberto Tomazoni: Good morning, Ben. Thank you for the question. I think before to go to the detail, I want to clarify that Seara did not have any market problem. It does not have any. I want to reinforce that because consumer preference rates have increased, the brand has increased penetration to 90% homes of products, and the repurchase of product is 89%. The strong numbers mean that we don’t have any problem with the marketing, with the perception, with the consumer preference, with the relation with the customers.

We had problems with the operational efficiencies’ indexes related to productivity indicators, processes, performance, and equipment availability. These costs have been identified and countermeasures are in place. The result of this action still had a small impact in the fourth quarter but will begin to appear much more in the stretch from the first quarter of the year.

Furthermore, we have not reached yet the optimal point of the efficiency in the ramp up of the Rolândia factory. It is highly automated factory that requires time to parameterize and synchronize all the stages of the process. It is normal for a factory with a lot of embedded technology. However, the competitiveness will be with greater increase. For all of these, we are optimistic for the Seara next quarters.

Ben Theurer: Okay, perfect. Thank you very much. And then just coming back to some of the technical things, and that’s most likely a question for Gui. So, with the new filing and the new registration and everything you’ve been doing, obviously, on the fixed income side, as it relates to the equity listing, do you have any estimate as to the timeline for that? Is that a 3Q thing? Is that a 4Q thing? What are the next steps you need to kind of get over to actually get this listing finally done?

Guilherme Cavalcanti: Okay. So, as you saw, we just filed a new F4 updating the 2023 numbers and including the previous comments from SEC. Now we have to wait if SEC has more comments on the document, and if it has, we have to do another filing with the new comments. At the point that SEC doesn’t have any comments anymore, then we can ask a registration of the equity, and then when SEC gives the go-ahead, the green light for the registration, then we can call a general assembly, which will be in at least 45 days, as we mentioned previously.

So, this time frame is uncertain given what I mentioned, but it’s possible that we could finalize this year still.

Ben Theurer: Okay, perfect. I’ll go back into the queue. Thank you.

Operator: And our next question comes from Andrew Stralzyk, with Bank of Montreal. Please go ahead.

Andrew Stralzyk: Good morning, everyone. Thanks for taking the question.

I wanted to start maybe at a high level and in the release and the CEO comments, there was a line that referenced the improvement in the medium-term outlook. And so I was hoping you could maybe elaborate on where you’re seeing those improvements or where you’re now more optimistic than you would have been three or four months ago the last time you reported?

Gilberto Tomazoni: Okay, thank you for the question. We are very optimistic in Beef in Brazil and in Australia. I think we started a new cycle; we see that the margin will grow because it is the beginning of the cycle of the beef. When I say, “positive outlook”, is for the year. Maybe you need to remind that the first quarter and the fourth quarter is the tough quarter, and the middle quarter is the better quarter for the company. But this is both, we are in a positive outlook.

Then we have Seara. Maybe Seara is the most positive outlook if you compare the results of the four quarters. We see that Seara, this quarter, the results was below the potential of the company and in the beginning of the first quarter of the year we can see that much more results what the actual we have done to change the admission before the parameters and the alignment with the process, we have a long chain and will take time to get the results of the improvements in the balance sheet. But we will see in the first quarter.

We see the chicken, chicken was Pilgrim’s, Pilgrim’s is positive outlook, we have chicken positive in the US, even Mexico and Europe, we are positive in terms of results. We are positive in pork in the US and remains a challenge of our US beef business that we are in the cycle, and we commented before that is a tough moment. But even in this business, when you look for the year, the results should be positive. It is not as it was before but is more positive than when you compare the last quarter, this quarter that we now show the results.

Andrew Stralzyk: Okay, thank you. And then on the North American beef performance in the quarter, you talked about a hedging loss. I think it was in the quarter, and then that’s reversing in the first quarter. Just trying to get a sense for kind of the steady state profitability right now in that business. Can you quantify that loss that was in the 4Q? And did you say… I know you said profit positive for the year, are you expecting positive in 1Q as well? Did you say that?

Wesley Batista: Andrew, good morning. About half of the negative EBITDA came from this impact. Like I said, very unusual to have such a big variance in futures like what we had, about 20, 20 some cents in three months. So pretty atypical.

Our outlook for 2024 would be low single digits. We expect that it is possible to have a breakeven scenario in a worst case scenario… in a worse scenario, but you know, there is this is a seasonality of the business, so we should expect to see a first quarter of 24 and a last quarter of 24 being the worst quarters and the second and third quarter, like always, being better quarters, and on average, being able to do that mid-single digits to breakeven for the result, the first and the fourth quarter bringing the average lower and the second and third bringing the average higher.

Andrew Stralzyk: Great, thank you very much, I’ll pass it on. Thanks.

Operator: And our next question comes from Carla Casella, with JP Morgan. Please go ahead.

Carla Casella: Hi. Thank you. My question is somewhat a follow-up on that prior question. Can you just talk about the US cattle availability? And can you also remind us of where source most of your cattle from and where you have a preferred sourcing or relationship so we can kind of track it as we see weather develop over the next few months.

Wesley Batista: Carla, we buy cattle… our footprint, if you look, is very, very geographically diversified, obviously our large plants are in Texas, Nebraska, Colorado, so those are the big plants in Texas, Midwest. But we also have a regional business, right? So in our regional business, we have plants in Arizona, in Pennsylvania. So we’re pretty well spread out. We are seeing, and with that, we also have our Canadian operation, which is a relevant part of our business.

Part of our business, the regional business, where we source, has always been a business that has sourced a lot of cow product, and also a lot of Holstein cattle. That obviously, that always swings as we go into a scenario where we have less cows, we’re going to see an increase in our Holstein kill as part of a share of that business raw materials sourcing.

But a pretty good proxy to what the cattle market is across the country. We don’t have one region which is much more impactful than what the national average was.

Carla, sorry, but there was a first part of her question. I think I’m missing it. What was that?

Carla Casella: No, I think that was it. But I think the last we spoke you talked about some green shoots you were seeing in terms of heifer retention and that being the first potential like step towards an improving cycle in the US. Any update there?

Wesley Batista: Look, pasture conditions are better than in the previous year. We’re seeing promising weather forecasts, especially the center of the United States. So far, that’s good news, it’s promising. But we have seen still, you know, minor signs of heifer a retention. We still believe that the economic signals are all there and weather being better than last year, we should start seeing heifer retention, but obviously we still have to see significant heifer retention and heifer retention numbers.

But we do expect, and like I said before, Carla, in that scenario, we will start seeing first in our regional business the lower availability of cows and we believe that if weather is, and we have a wet spring here, we could expect heifer retention to get started.

Carla Casella: Okay, great. Thank you.

Guilherme Cavalcanti: Thank you.

Operator: Our next question comes from Orges Alanis, with Barclays. Please go ahead.

Please, Orges Alanis from Barclays, you can go ahead.

Orges Alanis: Hi. Do you hear me now? Very two quick questions on the debt side for us. Are you still expecting incremental debt [unintelligible – background noise] using free cash flow generation between 2Q and 4Q?

Guilherme Cavalcanti: Okay, so first, you saw that we finished the year with a cash position which we already used to repay debt, on an amount of US$ 566 million up to February. We still have excess cash, so we intend to continue reducing gross debt in the second quarter.

Then basically repayment, most of our debt today is capital markets, so would be repayment of probably a capital market bond.

Orges Alanis: Got it. Thank you for that. And just very quick on the registration that was announced today, should we expect any future issuance that you do to be fully registered or is there any administrative reason for you to use reg rights? Thank you.

Guilherme Cavalcanti: The reg rights is to speed up the process. So last September, in order to make the issuance quicker, we did a 144-A with the reg rights. We already asked the SEC to be a WICSI, which is a frequent issuer, so then when we are a WICSI, or a frequent issuer, then we can have a registered issuance very quickly as well. So while we don’t have that, we will continue to do a 144-A and giving reg rights.

Orges Alanis: Thank you so much.

Operator: Ladies and gentlemen, there being no further questions, now I would like to pass the floor to Mr. Gilberto Tomazoni. Please go ahead.

Gilberto Tomazoni: I’d like to thank you all for participating in our earnings call and I want to thank you for our global team for your dedication, the determination to make our business better every day. Thank you.

Operator: This is the end of the conference call held by JBS. Thank you very much for participation and have a nice day.